

November 20, 2014

<u>Via e-mail</u>
Kim Thompson
Chief Executive Officer
Kraig Biocraft Laboratories, Inc.
120 N. Washington Square, Suite 805
Lansing, Michigan 48933

> **Re:** **Kraig Biocraft Laboratories, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 3, 2014**
> **File No. 333-199820**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed April 15, 2014**
> **File No. 333-146316**

Dear Mr. Thompson:

We have limited our review of your registration statement and Form 10-K for the fiscal year ended December 31, 2013 to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1. Please advise as to how you determined that it was appropriate to register 110 million shares of your common stock. We note that your letter agreement does not appear to limit the number of shares issuable under the agreement, and as you note on page 12, to receive the full $7.5 million that Calm Seas is obligated to provide to you under your letter agreement while selling only 110 million shares you would need to maintain a market price for your stock which is more than double the current price. You are

required to make a good-faith estimate of the maximum number of shares that you may put to the investor under the equity line agreement.

2. Your October 2, 2014 letter agreement with Calm Seas Capital states that the investors participating in the equity line transaction consist of "Calm Seas Capital, LLC, as lead investor, and associated entities." Your registration statement, in contrast, indicates that Calm Seas Capital is the sole investor and selling security holder. Please tell us the names and roles of any additional entities that are participating in the equity line transaction, being sure to describe any relationships among to the entities. If there are additional entities participating in the equity line transaction, please revise the registration statement to disclose their participation in the same manner and to the same extent as the information you have provided for Calm Seas Capital.

3. The copy of your October 2, 2014 letter agreement filed with the Form 8-K filed October 3, 2014 does not appear to have been executed. Please file an executed, binding copy of this agreement.

The Offering, page 2

4. Please reconcile your statement here that this registration statement does not cover sales of your common stock by transferees of Calm Seas with your statement on page 14 that "selling shareholder" as used in this prospectus includes "donees, pledges, transferees or other successors in interest selling shares of [y]our common stock received from the named selling shareholder as a gift, pledge, distribution or other non-sale related transfer."

Existing stockholders could experience substantial dilution upon the issuance of Class A common stock pursuant to an equity line we have with Calm Seas Capital, page 5

5. We note that if you are unable to raise $7,500,000 in proceeds from the sale of the entire 110,000,000 shares to Calm Seas Capital under the equity line financing, you will seek to extend or renew the equity line financing to register additional shares. This is impermissible as it suggests that the private placement of the equity line shares was not completed prior to filing this registration statement.

Selling Shareholder, page 14

6. You state here that the selling shareholder is Calm Seas Capital, Ltd., not Calm Seas Capital, LLC. Please revise.

7. Please discuss the impact of your past equity line financings with Calm Seas on your stock price as well as their final status.

Plan of Distribution, page 16

8. In the final sentence of the third paragraph on page 17 you state that "any Class A common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus." The selling shareholder in this registration statement, Calm Seas, is an underwriter and none of the shares being registered may be sold under Rule 144. Please remove this language.

Form 10-K for Fiscal Year Ended December 31, 2013

Sale of Unregistered Securities, page 9

9. Please advise as to why the issuance of warrants in accordance with your various consulting agreements is not described here. In future filings please ensure that you provide the information required by Item 701 of Regulation S-K with regard to all unregistered sales of securities during the period covered that were not registered or previously reported.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Results of Operations for the Years ended December 31, 2013 and 2012, page 11

10. In future filings, please discuss the progression of the various consulting and collaborative arrangements and licensing agreements that form the basis of your business plan.

11. In future filings please describe what your general and administrative and professional fees consist of, as well as the drivers in changes in these costs from period to period.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 18

12. Please note that Item 403 of Regulation S-K requires disclosure of the ownership of more than five percent of any class of the registrant's voting securities. It appears that Mr. Thompson owns both shares of your super voting preferred stock, which are described in your Form 8-K filed on December 19, 2013 as each share being entitled to 200 million votes on all matters submitted to a shareholder vote and on page 19 of the Form 10-K as having voting rights equal to 200,000 common shares. Please advise.

Exhibits, Financial Statement Schedules, page 21

13. Please ensure that in future filings your exhibit list is updated to include various amendments to your organizational documents, as well as current employment agreements with your named executive officers. We note that your exhibit list does not include the Articles of Amendment in your Form 8-K filed November 22, 2013, nor in the Form 8-K filed December 19, 2013. Similarly, your November 10, 2010 employment agreement is not in your exhibit list.

14. Please advise as to what consideration was given to filing the various consulting agreements and the Collaborative Yarn and Textile Development agreement that you discuss on pages 3 and F-26 through F-27 as material contracts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Etheredge at (202)551-3424 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

CC: Paul Simmons (*via e-mail*)
        Ofsink, LLC